Cannabidiol (CBD) Effectively Delivered Subcutaneously with Valeritas Proprietary h-Patch™ Wearable Device in Preclinical Study

- Company Plans to Explore Partnering Opportunities with CBD Therapeutics Companies -

- Company to Host a Conference Call Today, July 30, 2019 at 11:00 AM ET -

BRIDGEWATER, New Jersey, July 30, 2019 --- Valeritas Holdings, Inc. (NASDAQ: VLRX), a medical technology company and maker of the V-Go® Wearable Insulin Delivery device, which uses their proprietary h-Patch™ technology, announced today positive results from a preclinical pharmacokinetic (PK) study of cannabidiol (CBD) subcutaneous infusion with two dosing regimens delivered via its proprietary h-Patch™ wearable drug delivery device. The Company believes this study represents the first report of CBD delivered via subcutaneous infusion in any preclinical model.

Valeritas’ h-Patch™ is a drug delivery technology that can facilitate the simple and effective subcutaneous delivery of injectable medicines to patients across a broad range of therapeutic areas. The Company’s V-Go® is the first FDA-approved product that utilizes the h-Patch™ technology. To date, more than 20 million V-Go insulin delivery devices have been sold in the United States.

The study evaluated CBD delivered over a single 24-hour period using the h-Patch™. Two CBD dosage regimens (40mg/24h and 76mg/24h) were tested via the h-Patch™, with PK evaluated at time points out to 48 hours from the start of infusion. Both dosages displayed rapid absorption and distribution with CBD levels in blood detected within an hour of the beginning of infusion, followed by prolonged elimination with CBD still detectable 24 hours after completion of h-Patch™ infusion. Results of the study will be submitted for presentation at a major medical conference in 2019.

Oral CBD solutions have very low bio-availability in humans, in the range of 6-10%, and concerns linger over their long-term effect on the liver as a result of exposure to toxic metabolites. The h-Patch™ system provides a continuous basal delivery rate over a period of 24 hours, and maximizes therapeutic effect by avoiding the first-pass effect and eliminating peak/trough variations of drug exposure.

The Company believes subcutaneous infusion of CBD via the h-Patch™ may offer several distinct advantages over oral dosing including the ability to achieve therapeutic drug concentrations with a fraction of the overall dose, significantly prolonged half life (versus single oral administration), minimization of the variation in CBD metabolism in the general population, and a dramatic reduction in the overall amount of drug metabolized by the liver. These features may contribute to a dramatically improved risk-reward profile for a CBD isolate therapeutic and could open the door to reliable, uniform dosing.

“In the United States alone, approximately 160 clinical trials with CBD are currently enrolling patients or preparing to do so. Disease targets include epilepsy, PTSD, pain, cardiovascular disease, gastrointestinal disorders, multiple sclerosis, eye conditions, spinal cord injuries, addiction, and cancer,” said Ilo E. Leppik, MD, the former president of the American Epilepsy Society and current Professor of Neurology and Pharmacy at the University of Minnesota. “CBD has tremendous pharmaceutical potential. However, the poor bio-availability and other issues that result from oral dosing are major shortcomings that increase the cost and variability of treatment. We have found that a fatty meal can increase the amount of CBD absorbed by five times compared to that taken on an empty stomach so there is a dire need for an improvement in the consistency of dosing. Subcutaneous administration would have two advantages: it would greatly increase the bioavailability thus reducing the amount needed and it would eliminate the variability of diet on CBD uptake.”

“This study highlights Valeritas’ partnering opportunities to leverage the h-Patch™ technology beyond insulin delivery,” said John Timberlake, President and Chief Executive Officer of Valeritas. “Subcutaneous infusion is a powerful delivery method for a variety of drugs with solubility, permeability, and first-pass metabolism challenges, and the h-Patch™ may offer a cost-effective alternative means of reliable and patient-friendly drug dosing.”

The Valeritas management team will host a conference call on Tuesday, July 30, at 11:00 AM ET. Investors interested in listening to the conference call may do so by dialing (833) 299-8115 for domestic callers or (647) 689-4542 for international callers, using Conference ID: 7995827. A live and archived webcast of the event will be available on the “Investors” section of Valeritas’ website at: www.valeritas.com.

About Valeritas Holdings, Inc.
Valeritas is a commercial-stage medical technology company focused on improving health and simplifying life for people with diabetes by developing and commercializing innovative technologies. Valeritas’ flagship product, V-Go® Wearable Insulin Delivery device, which utilizes the h-Patch™ technology, is a simple, affordable, all-in-one basal-bolus insulin delivery option for patients with type 2 diabetes that is worn like a patch and can eliminate the need for taking multiple daily shots. V-Go administers a continuous preset basal rate of insulin over 24 hours, and it provides discreet on-demand bolus dosing at mealtimes. It is the only basal-bolus insulin delivery device on the market today specifically designed keeping in mind the needs of type 2 diabetes patients. Headquartered in Bridgewater, New Jersey, Valeritas operates its R&D functions in Marlborough, Massachusetts.

More information is available at www.valeritas.com and our Twitter feed @Valeritas_US, www.twitter.com/Valeritas_US.

Forward-Looking Statements

This press release may contain forward-looking statements. Statements in this press release that are not purely historical are forward-looking statements. Such forward-looking statements include, among other things, references to Valeritas technologies, business and product development plans and market information. Actual results could differ from those projected in any forward-looking statements due to numerous factors. Such factors include, among others, the ability to raise the additional funding needed to continue to pursue Valeritas’ business and product development plans, Valeritas' expected cash burn rate and its ability to continue to increase new and total prescription growth, the effects of the reverse stock split on the trading price of Valeritas’ common stock, in both the short and long-term, the inherent uncertainties associated with developing new products or technologies, including the potential commercial use of Valeritas’ h-Patch™ technology for subcutaneous delivery of CBD (based on initial studies, subcutaneous infusion of CBD appears to offer several distinct advantages over oral dosing of CBD; however, additional studies or research may be needed to demonstrate consistent results to potential partners before subcutaneous infusion of CBD is recognized as a viable alternative to oral dosing of CBD; the potential for commercial use of the h-Patch™ technology for subcutaneous infusion of CBD is dependent on Valeritas’ ability to identify one or more potential collaboration partners and enter into mutually agreeable collaboration agreements; and the U.S. Food and Drug Administration or other regulatory agencies may require Valeritas to demonstrate the safety or effectiveness of subcutaneous infusion of CBD through the h-Patch™ technology before Valeritas can commercialize any such resulting product, which can be a lengthy, expensive and uncertain process), the ability to continue to commercialize the V-Go® Wearable Insulin Delivery device with limited resources, competition in the industry in which Valeritas operates and overall market conditions. Statements or claims made by third parties regarding the efficacy or functionality of V-Go as compared to other products are statements made by such individual and should not be taken as evidence of clinical trial results supporting such statements or claims. Any forward-looking statements are made as of the date of this press release, and Valeritas assumes no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements, except as required by law. Investors should consult all of the information set forth herein and should also refer to the risk factor disclosure set forth in the reports and other documents Valeritas files with the SEC available at www.sec.gov.

Investor Contacts:
Lynn Pieper Lewis or Greg Chodaczek
Gilmartin Group
646-924-1769
ir@valeritas.com

Media Contact:
Kevin Knight
Knight Marketing Communications, Ltd.
206-451-4823
pr@valeritas.com